UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of January, 2004

AssistGlobal Technologies Corp.

 (Translation of registrant's name into English)

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X]

Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [X]

No  [  ]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-3679

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AssistGlobal Technologies Corp.

(Registrant)

"Peeyush K. Varshney"

Date:   January 16, 2004

_________________________________

Mr. Peeyush K. Varshney, Secretary

ASSISTGLOBAL TECHNOLOGIES CORP.

January 16, 2004

(No.2004-01-01)

AssistGlobal Announces Private Placement and Granting of Stock Options

Vancouver, BC - January 16, 2004, - AssistGlobal Technologies Corp.  (CNQ: AGBT.U and NASD OTC BB: AGBTF) (the "Company") is pleased to announce a non-brokered private placement of up to 1,000,000 Units at a price of US$0.25 per Unit for total gross proceeds of US$250,000. Each Unit is comprised of one common share without par value in the share capital of the Company and one non-transferable share purchase warrant ("Warrant").  Each Warrant will entitle the holder to purchase one additional common share at a price of US$0.25 per share for twelve months from the date of issuance and US$0.35 per share thereafter, to a maximum of two years from the date of issuance. A commission of 7% may be payable on a portion of the private placement. The proceeds will be used for general working capital purposes.

The Company is pleased to announce that it has granted to officers and directors 1,200,000 stock options under its Stock Option Plan. The stock options will be exercisable for a period of five years, at a price of US$0.25 per share.

About AssistGlobal:

Software Sales

AssistGlobal develops and sells a suite of software solutions: MicroView FM and MicroView HVAC & Electrical Modules for ARCHIBUS/FMTM.  Two new software titles are expected for release within the next twelve months, including the upcoming Microview Parking Manager.  Some of the clients using these technologies include Blue Cross Blue Shield (North Carolina), Intrawest, Vancouver Coastal Health Authority, Tiffany's (New York), Santa Clara Valley Health & Hospital, Princeton University, House of Commons (Ottawa), US Navy, National Aeronautics and Space Administration (NASA) and British Columbia Institute of Technology (BCIT).

Application Hosting

AssistGlobal provides turnkey hosted solutions for Project & Facility Management software applications.  AssistGlobal hosts specialty, vertical applications including products from Primavera Systems Inc. and Archibus Inc. Applications are securely delivered to clients via the internet enabling global access to central data for geographically dispersed companies.  AssistGlobal hosting clients include Stuart Olson Construction, Kenonic Controls, Macromedia and Skanska - Chant and Stantec.

Custom Solutions

AssistGlobal works with clients to provide custom solutions.  Solutions include custom application development and deployment, and enterprise systems integration.

On behalf of the Board of Directors,

"Sokhie S. Puar"

Sokhie S. Puar

Director

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768

email: info@assistglobal.com    website: www.assistglobal.com